UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant's name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: March 24, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Our 2030 Vision

Bladex Investor Day
March 2026

BLX
LISTED
NYSE

Disclaimer

This presentation contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: "anticipate", "intend", "plan", "goal", "seek", "believe", "project", "estimate", "expect", "strategy", "future", "likely", "may", "should", "will" and similar references to future periods. The forward-looking statements in this presentation include the Bank's financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank's management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank's expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and geopolitical events; the anticipated changes in the Bank's credit portfolio; the continuation of the Bank's preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank's financial condition; the execution of the Bank's strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank's allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank's ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank's ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank's lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank's sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.



Carlos Raad

Investor Relations Officer &
Head of ESG

Our 2030 Vision

#	Pillar		Owner	Category
1	**Scaling Smart to Expand Value and Introducing Transactional Banking**		Jorge Salas Chief Executive Officer	Commercial Initiatives
2	**Expanding the Value of our Product Portfolio**		Samuel Canineu Chief Commercial Officer	Commercial Initiatives
3	**Treasury: from Balance Sheet Optimizer to Client Revenue Engine**		Eduardo Vivone EVP Treasury & Capital Markets	Commercial Initiatives
4	**Enhancing Efficiency and Productivity Gains**		Olazhir Ledezma Chief Strategy Officer	Guardrails
5	**A Disciplined Risk Framework to Scale with Confidence**		Alejandro Tizzoni Chief Risk Officer	Guardrails
6	**Connecting the Strategic Pillars to Sustainable ROE**		Annette Van Hoorde Chief Financial Officer	Financial implications

Opening Remarks



Miguel Heras

Chairman of the Board of Directors

Scaling Smart to Expand Value and Introducing Transactional Banking



Jorge Salas
Chief Executive Officer

We set ambitious goals for 2026 and delivered ahead of schedule

	2021	2025		2026
Commercial Portfolio	$6.54 BN	11.2 BN	✓	$10 – 11 BN
Lending Spread	2.08%	2.94%	✓	>2.8%
Cost to Income	38.3%	26.7%	✓	27 – 29%
Reserve Coverage	0.64%	0.95%	✓	~1.0%
Tier 1 Ratio Basel III	19.1%	17.4%	✓	15 – 16%
ROE	6.1%	15.4%	✓	13 – 15%

EoP of year figures - Notes: 2026 goals shared on Nov 2022 in Investor Day
Assumed 2026 Fed Funds Rate 2.5%. Assumed 2021-2026 CAGR LATAM GDP growth 2-3% and Latam Trade Flows growth 5-6%

We delivered faster and better: earnings quality improved by design



Improved Earnings Quality

- Record Non-Interest Income **4x**
- Increase Cross-selling **1.5x**

Client base expansion

- Client base increase by **17% CAGR** in 4 years with the same profile

Process redesign & Automation

- Client Onboarding time reduction by **55%**
- L/C cs processing time reduction by **4X**

New Variable Compensation Structure

- Automated Score Cards for the whole bank

BLX outperformed all comparable shareholder return benchmarks since 2021

BLX Price & Dividend



Close
Dividend
$44.39
$16.60
$2.5
$2
$1
$1
2021
2022
2023
2024
2025
Dividend
Close

Total Shareholder Return 2021 to 2025

Cumulative



BLX
243%
ILF – iShares Latam 40
72%
SP500
52%
XLF – Financial Sector S&P
50%

Source: Bloomberg.

Our strategic focus keeps evolving



2026
2030
Starting point
Lending Spread
Funding Spread
Non-Interest Income

Three Strategic Pillars

1. Balance Sheet **Growth** with Strict Price **Discipline**

2. Introduction of operating deposits will benefit our **cost of funds**

3. **Non-Interest Income** will keep increasing as our IT platforms gained traction

Commercial Initiatives \ Growth Engines	Disciplined growth	Lower cost of funds	Higher Non-Interest income
Transactional Services (New)		4/4	2/4
Structured Trade Finance & WCS	4/4		
Letters of Credit			4/4
Loan Structuring & Syndication	3/4		3/4
Project Finance & Infrastructure	3/4		2/4
Derivatives			4/4
Local Funding	1/4	3/4	



The Opportunity:

A specialized bank with structural advantages operating in a vast market with clear white spaces

Significant white space for expansion in our core market


LATAM 2024 profit pool[1]
$BN USD
69.8
TAM[2] (USD + Local Currencies)
22.5
SAM[3]: USD Only
BLX
~4%
Market share
SAM: Bladex Core Market
USD Only
Expansion Opportunity
Investment Banking 5%
Markets 39%
Cash Management 22%
Lending 16%
Trade Finance 18%

Source: Real Instituto ElCano, Oliver Wyman industry Analysis, Bladex Analysis
(2)TAM: Total Addressable Market. (3)SAM: Segmented Addressable Market

Structural advantages underpin our right to win

Funding & Access Advantage

- Central Bank Access
- New York Agengy & Fed Access
- Trusted Bank Network
- Ample Access to Capital Markets

Commercial & Origination Expertise

- Strong ties with top Banks and Corporations in Latam
- Origination Expertise
- Agile Customization

Brand & Market Position

- Strong Regional Brand
- 40+ Years Track Record

2030 Financial Ambition

16% - 17%
ROE

Sustainable mid-teens ROE with structurally lower earnings volatility reflecting revenue diversification

3 Growth Pillars

- Disciplined growth
- Lower cost of funds
- Higher Non-Interest income

2 Guardrails

- Cost Efficiency
- Risk Discipline

Bladex

Introducing Transactional Banking

Commercial Initiatives \ Growth Engines	Disciplined growth	Lower cost of funds	Higher Non-Interest income
Transactional Services (New)		▮▮▮▮	▮▮▯▯
Structured Trade Finance & WCS	▮▮▮▮		
Letters of Credit			▮▮▮▮
Loan Structuring & Syndication	▮▯▯▯		▮▮▮▯
Project Finance & Infrastructure	▮▮▮▯		▮▮▯▯
Derivatives			▮▮▮▮
Local Funding	▮▮▮▯	▮▮▮▯	

Expanding beyond lending with payment services and cash management

Financial Institutions

Right to Win

Deep, long-standing relationships (including credit knowledge and exposure in aprox. 1/3 of latam banks)

Regional Presence and Extensive Knowledge

Direct Fed access via our New York Agency

Corporates

Latam banks can be divided into three differentiated segments

Latam Bank Market Segmentation

	Underserved	Partially Served	Sophisticated
Size	< USD3Bn	USD 3Bn – USD10Bn	> USD 10Bn
AML/BSA Risk	Low Risk – High Risk	Low Risk – High Risk	Low Risk – High Risk
Coverage	Few (2) – Many (> 8)	Few (2) – Many (> 8)	Few (2) – Many (> 8)
Differentiated Strategies	**Highly selective positioning & coverage,** only where AML/KYC standards are met	**Built-in reciprocity leverage** **Opportunity for trusted regional banks given fragmented coverge**	**Minimal** in saturated segments **Selective deal-by-deal engagement** where gaps exist

Phased **Correspondent Banking** ramp-up to drive deposit stability and funding diversification

5-7% of total deposits

	Starting Point	Grow	Consolidate
Clients	1-5	5-15	15-30
	2026	**2027** → **2028**	**2029** → **2030**

Expanding beyond lending with payment services and cash management

Financial Institutions

Corporates

Right to Win

US$ 23 Billions in disburse annually

Trade Finance, Working Capital Solutions and Supply chain Finance solutions

Transactional activity and deposits sit outside the bank

Bladex Clients
Sales over USD $350 Million

- State-Owned Enterprises
- Local Champions
- Multi Latinas
- Global Traders

Today

USD $23Bn Disbursed through other banks

Bladex
Products / Services

- Bilateral Loans
- Structured Trade Finance
- Working Capital
- Syndicated Loans
- Letters of Credit
- Project Finance & Infra.

Gradual **corporate** client ramp-up, prioritizing a consistent and high-quality client experience

3-5% of total deposits

Test

Loan disbursement and repayment flows

2026

Grow

Basic Cash Management capabilities & Trade Platform Integration

2027 → 2028

Consolidate

Working Capital Solutions & Treasury integration

2029 → 2030

Transactional banking will capture a significant portion of the flows generated by our trade finance to corporate clients


Bladex Clients
State-Owned Enterprises
Local Champions
Multi Latinas
Global Traders
Banks
Significant flows and balances captured by Bladex
Bladex
Products / Services
Transactional Services
Bilateral Loans
Structured Trade Finance
Working Capital
Syndicated Loans
Letters of Credit
Project Finance & Infra

Scaling Our Core Franchise into Transaction Services: Deepening Client Value Through Payments



US$ Deposits
Billions
3.0
6.6
>10
+2x
>1.5x
5% - 7%
Correspondent Banking
3% - 5%
Cash Management
2021
2025
2030

	2021	2025	2030
Total Fees	0	0	$3 – 5M

Expanding the Value of our Product Portfolio



Samuel Canineu
Chief Commercial Officer

BLX LISTED NYSE

Phase 1 of our strategic plan: grow the loan book while increasing spreads

Total Loans
Expansion of loan portfolio

5.7
2021

9.2
2025

1.6x

% Spread over SOFR
Increased margins through higher spreads

2.08
2021

2.94
2025

+86bps

Structured Trade Finance & WCS
Structured trade finance: from simple trade finance to more sophisticated Solutions

0.9
2021

1.9
2025

2.2x

Syndicated Loans
Strengthening our "Originate to Distribute" business

0.7
2021

4.9
2025

7x

Project Finance & Infrastructure
Launched project finance & Infrastructure

0
2021

1.4
2025

Figures in $US Billions, End of Period

How we did it: value-driven decision framework + structural advantages

A Value-Driven Portfolio Decision Approach

- Stand-alone Profitability
- Dynamic Pricing System
- Selective Product Development
- Capital Efficiency Monitoring
- Aligned Incentive Model

+

Advantages of our Business Model

- Faster-turning commercial book
- Uncommitted credit lines
- Faster decision vs competitors
- Broad Geographic & Sector coverage
- Strong capital and funding base

»

We continuously optimize pricing, capital allocation and product mix to scale the loan book and maximize returns

Phase 1 results: 1.7 times portfolio growth with over 80 bps spread expansion and low NPLs

+86 bps spread increase, while market spreads moved to **historic lows**: disciplined price-for-risk execution

Spread Over SOFR
%



2.94
2.08
1.4x
2021
2025

New products allowed us to onboard many new clients and increase exposure with existing ones

Commercial Portfolio
US$ Billion (EoP)



11.2
2.0
Contingencies
1.7x
6.5
0.8
9.2
Loans
5.7
2021
2025

In addition to the Transactional Banking initiative, our 2030 commercial strategy will also focus on further growing the loan book and expanding non-interest income, two of the three pillars of our strategy



	Disciplined growth	Lower cost of funds	Higher Non-Interest income
Transactional Services New			
Structured Trade Finance & WCS			
Letters of Credit			
Loan Structuring & Syndication			
Project Finance & Infrastructure			
Derivatives			
Local Funding			

Disciplined scaling in Structured Finance and Working Capital Solutions (WCS) demonstrates our ability to increase spreads as we scale. Since 2021 we doubled the volume while almost doubling spreads


Structured Finance & WCS Balance
US$Bn
2021
2025
2x
0.9
1.9

	2021	2025
Clients		2.7x
Spreads		1.8x

Product evolution: from simple trade finance to sophisticated trade and working capital solutions

From → To

Simple Trade Finance	Sophisticated Trade Finance
Single Invoices and/or Bills of Exchange	Multiple product solutions across payables, inventory and receivables.
Limited client and counterparty base	Broader client and counterparty base with continuous onboarding
Concentrated by client, product and geography	More recurrent business, with steadier volumes and spreads
Mostly non-recurrent transactions	Growing alliances to expand reach, origination and processing
Pricing tied to market conditions	Less dependent of economic cycles
No alliances	

Volume and margin-accretive alliances elevate Vendor Finance from a niche product to a strategic counterparty and client retention and enablement tool

~1.5×

Margin vs legacy Vendor Finance Alliances consistently price above traditional VF

Higher recurrence

Programs show greater renewal / rollover frequency

"Stabler" Profitability

More stable pricing dynamics help offset spread compression

How alliances create value: Case Studies

Supply Chain Finance Via Digital Platform
(~USD 170MM)
Multicurrency funding ($ millions)

This program supports a key client by extending payment terms with strategic suppliers, aligning cash-flow visibility with project completion and enhancing liquidity through a seamless, digital platform.

Inventory Financing
(~USD 360MM)
Leading Utility Co (Dominican Republic)

Bladex structured a solution via a trading company, extending payment terms while suppliers are paid as usual, preserving relationships, liquidity, and uninterrupted operations.

Monetization of Receivables Portfolio
(~USD 210MM)
Large Global Telecom (Multi Country Solution)

Bladex unlocks liquidity by monetizing clients' atomized receivables (B2B + consumer) through an off-balance-sheet solution, accelerating cash flow while clients retain control and remain the collection agent.

Supply Chain Finance Programs in third party platforms
(~USD 450MM)
Various Corporations (Multi-Country Solution):

Bladex partners in supply chain programs via third-party platforms, unlocking early payments for suppliers while helping clients optimize working capital and keep transactions fully commercial.

2030 target: ~1.5x growth

Structured Trade & WCS Balance Projections

US$Bn



2X
~1.5x
0.9
1.9
~ 2.7
2021
2025
2030

Main Drivers

- Implement and scale technological platform to automate processes and enhance client interface
- Scale alliances to access new clients and markets
- Continue expanding client base and deepen relationships through product and geographic expansion
- Grow securitization and commodity finance franchises
- Increase treasury (on local funding) and syndication cross-sell
- Integrate with Cash Management.


Disciplined growth
Lower cost of funds
Higher Non-Interest income
Transactional Services
New
Structured Trade Finance & WCS
Letters of Credit
Loan Structuring & Syndication
Project Finance & Infrastructure
Derivatives
Local Funding

Letters of Credit: From afterthought to center stage

Total Letters of Credit Fees

US$ Millions



2021
2025
2.6x
31.8
12.5

Balance (EoP)	$0.7Bn	$1.5Bn	**2x** 2021 vs 2025

Main Drivers

- Expanded commercial coverage
- Stronger Business Alignment
- Broader and more tailored LC solutions.
- Cross-sell from new products.
- Better monetization and execution.

2030 target: double Letters of Credit fees to $60 million on 4x transaction growth

Total Letters of Credit Fees

US$ Millions



2021
2025
2030
~2x
~ 60
31.8
12.5
Balance (EoP)
$0.7Bn
$1.5Bn
+2x 2025 vs 2030

Main Drivers

- Roll out of new portal for corporate customers
- Continue Letters of Credit penetration and cross sell
- Expand structured & tailor-made Letters of Credit solutions
- Grow Letters of Credit participation in Syndications and Project Finance
- Integrate with Cash Management Growth within higher volume clients


Growth Engines
Commercial Initiatives
Disciplined growth
Lower cost of funds
Higher Non-Interest income
Transactional Services
New
Structured Trade Finance & WCS
Letters of Credit
Loan Structuring & Syndication
Project Finance & Infrastructure
Derivatives
Local Funding

Loan Structuring & Syndication for clients increased 7x since 2021

Historical Syndicated Loans arranged by Bladex

USD MM



4,949*
7x
CAGR
64%
2,563
1,820
1,272
687
Average
2011 a 2020
$670
2021
2022
2023
2024
2025
Bladex Final Hold
170
308
415
458
1,187

Years

5

Transactions

40

* Includes a non-recurrent infrastructure deal

Syndication fees grew by nearly 5x including secondary market distribution as a new source of revenue



Syndication Fees
US$ Millions
5x
4.3
20.4*
17.7
Up-front
2.7
Secondary Market
2021
2025

* Includes a non-recurrent infrastructure deal of $8.7MM in structuring fees

2030 target: increase syndication fees by over 1.5x as we consolidate our leadership in the region and access higher profile deals

Syndication Fees

US$ millions



1.5x
30-32
20.4*
4.3
2021
2025
2030

Main Drivers

- Increased underwriting capacity
- Larger & more experienced team
- Expanded product and industry expertise
- Strengthened credentials
- Established as preferred co-lead partner
- Enhanced agency capabilities
- Newly established "Available for Sale" loan book

* Includes a non-recurrent infrastructure deal of $8.7MM in structuring fees

Commercial Initiatives \ Growth Engines	Disciplined growth	Lower cost of funds	Higher Non-Interest income
Transactional Services **New**		●●●●	●●○○
Structured Trade Finance & WCS	●●●●		
Letters of Credit			●●●●
Loan Structuring & Syndication	●●●○		●●●○
Project Finance & Infrastructure	●●●○		●●○○
Derivatives			●●●●
Local Funding	●○○○	●●●○	

Project Finance & Infrastructure: from almost zero to $1.4Bn in four years

Project Finance & Infrastructure Balance

US$ millions


Funded
Unfunded
0
46
5
51
266
188
78
589
441
148
1,371
772
599
2021
2022
2023
2024
2025

	2021	2022	2023	2024	2025
# of Transactions	-	4	11	28	41
Total Exposure to Project Finance (construction risk)	-	$30	$203	$233	$697

Main Drivers

- Build relationships with key sponsors
- Develop industry expertise
- Grow portfolio via participations and selective lead roles
- Limited cross-product integration
- USD-only focus
- Selective underwriting
- Early-stage hedging cross-sell

From participant to leader: $2.5 Bn Project Finance & Infrastructure target by 2030

Project Finance & Infrastructure Balance
US$ Billions



2025
2030
~1.4
~ 2.5

Main Drivers

- Leverage growing track record to deepen business with key industry sponsors
- Emphasize lead lending to boost fees
- Scale multi product integration on the structuring (i.e. syndications, LCs, WCS, derivatives
- Selectively add local currency solutions
- Capture growing regional needs
- Focus on infra/energy while staying flexible across subsectors


Growth Engines
Commercial Initiatives
Disciplined growth
Lower cost of funds
Higher Non-Interest income
Transactional Services
New
Structured Trade Finance & WCS
Letters of Credit
Loan Structuring & Syndication
Project Finance & Infrastructure
Derivatives
Local Funding

Bladex

Treasury: from Balance Sheet Optimizer to Client Revenue Engine



Eduardo Vivone
EVP Treasury & Capital Markets

BLX
LISTED
NYSE

Treasury's evolution: from funding and investment activities to scalable revenue generation

2021
Treasury

- Funding provider
- Investment management unit
- Balance sheet optimization and funding diversification focus

2025
Treasury

- New Treasury capabilities being deployed
- Pilot transactions and early client solutions
- Initial contribution to non-interest income

2030
Treasury

- Scaled client-facing solutions
- Sustainable non-interest income growth
- Measurable impact on funding efficiency and ROE


Growth Engines
Commercial Initiatives
Disciplined growth
Lower cost of funds
Higher Non-Interest income
Transactional Services
New
Structured Trade Finance & WCS
Letters of Credit
Loan Structuring & Syndication
Project Finance & Infrastructure
Derivatives
Local Funding

The new Treasury platform unlocks client potential, while enabling safe and efficient growth

Business outcomes

Non-Interest Income

Integrated Client Proposition

Client Facing Solutions

Strategic Outcome

Platform capabilities

Scalability

Visibility & Execution

Risk & Control

Nasdaq

Calypso

Phased rollout with progressive client-anchored, flow-driven build as capabilities scale

Scale through trade & project finance needs (not stand-alone trading)

2025 – 1H-2026 Pilot Transactions	2H-2026 1st Implementation Phase	2H-2027 2nd Implementation Phase
Validate demand	Expand products + flow	Add non-linear solutions
Back-to-back hedges linked to lending	Align Risk, IT, and Relationship Management	Multi- & local-currency funding/lending

Integrated client solutions to drive resilient, franchise-aligned growth

Treasury is expected to generate nearly $ 1B in incremental multicurrency funding and a ~10x increase in derivative fees by 2030

Three growth levers enabled by the new Treasury Platform

1. Monetizing Existing Capabilities
2. Introducing New Products
3. Enhancing Funding Efficiency

Enhanced local funding reduces funding costs and supports local-currency lending

US$ Billion local multicurrency funding*



>1.5x
2-3Bn
1.8
1.1
2021
2025
2030

Derivative fees ramp-up non-Interest income

US$ Million



>10x
10-12M
1.1
0.0
2021
2025
2030

Bladex

Enhancing Efficiency and Productivity Gains



Olazhir Ledezma
Chief Strategy Officer

Enabling growth within defined boundaries

3 Growth Engines

- Disciplined growth
- Lower cost of funds
- Higher Non-Interest Income

2 Guardrails

- Cost Efficiency
- Risk Discipline

We achieved our commercial and financial goals, while delivering productivity and efficiency gains, by focusing on three governance levers

Clear Strategy and Objectives
2022 → 2026

Key Levers to mobilize the Bank

PMO

Translated into clear initiatives and created and deployed a strong **PMO** with robust and clear Governance Model

Organization

Strengthened the organization with **new staff with critical skills** continuously adjust **organizational structure** accelerate value creation and execution

Compensation

Redesigned simple and transparent **Compensation Model** with short- and medium-term view

Labor force productivity (Revenues US$/ FTE)



+60%
570,000
910,000
2021
2025
Total FTEs
184
+2x
371

Cost to Income (%)



38.3%
26.7%
-11.6%
2021
2025

What's next: Four strategic enablers to enhance efficient growth and service excellence

Enable a scalable multi-product, multi-channel model while preserving service excellence

Standardize data architecture to drive scalability and better decision-making


Commercial Excellence
Data Readiness
Enablers
AI Acceleration
IT Robustness

Deploy AI applications that unlock efficiency for the business, with targeted use cases

Build scalable, controlled operations to support higher volumes while unlocking efficiencies. Accelerate automation and digital workflows to reduce manual effort and operational risk

Strategic spending to support our core pillars and enhance Technology, Data & AI capabilities

IT Spending as percentage of Revenues
(%)



2.0%
7.0%
7.0%
2021
2025
2026-2030

(%) Distribution of 2025-2030 IT spending:

Disciplined growth	19%
Lower cost of funds	18%
Higher Non-Interest income	23%
IT Infrastructure, Data & AI	34%
Other	6%

Our investment framework strengthens our efficiency guardrails

Strong Governance	**Strong governance** model with joint oversight from both Business and Technology
Clear Prioritization	**Periodic and rigorous prioritization** and sequencing of initiatives at the Executive level
Strategic Partnership	**Selection of core vendors** (i.e. CGI, Nasdaq) and adoption of agile delivery squads
Selected and impactful AI Initiatives	Deployment of AI tools/agents to **capture micro-efficiencies across the organization** Selected key AI initiatives with expected **positive ROI**

2030 productivity bolstered by talent upscaling to complement IT spending and process optimization

Talent Upscaling

% of New FTEs with new function/skills


New Roles and Skills
Existing Roles
28%
72%
57%
43%
63%
37%
2022-2023
2024-2025
2026-2030

New Roles

2022-2023	2024-2025	2026-2030
Project Managers	Data Science	Agent maestro
Investor Relations	New application specialists	Apps scheduler specialist
	Product specialists	Customer Experience
		Transactional Banking Specialist

Further productivity gains

Revenues (US$) / FTE


1.3X
570,000
910,000
~1,200,000
2021
2025
2030

Bladex

A Disciplined Risk Framework to Scale with Confidence



Alejandro Tizzoni
Chief Risk Officer

Enabling growth within defined boundaries

3 Growth Engines

- Disciplined growth
- Lower cost of funds
- Higher Non-Interest Income

2 Guardrails

- Cost Efficiency
- Risk Discipline

From commitment in 2021 to current execution: low-risk DNA preserved by materially upgrading our risk platform

2022 → **2025**

Core Risk Profile Preserved

- **High Quality Portfolio**
- **A Short Tenor Asset Profile**
- **Conservative Capital Levels**
- **Stable investment grade ratings at BBB**

Talent Upgraded

- New Specialized Teams in Project Finance & Derivatives & Fraud / Insurance.
- Integration of ESG & Climate Risk expertise.
- Expanded Cyber & Operational Risk Capabilities, among others.

Modernized Risk Architecture

- New models in Project Finance, Securitizations, ESG / Climate Risk.
- Enhanced Cyber layers, phishing testing & CIAM.
- Stronger model governance & data driven early warning across risk types.

Governance Elevated

- A redefined and expanded Integrated Risk Appetite Framework, incorporating CAMELS & broader risk categories.
- Deepened Board engagement, and
- Embedded risk-by-design into all major strategic initiatives.

An Integrated Risk Appetite Framework That Turns Discipline into Sustainable Growth

A granular, multilayer risk framework with Board oversight and 30+ KPIs across all risk dimensions

	KPIs Examples	Appetite Guardrails
Capital Adequacy	Basel III Tier 1 Common Equity Tier 1 (CET1) Regulatory Risk-Adjusted Capital (RAC) / S&P	Tolerance · Appetite
Asset Quality	Client Concentration (Top 20 Exposure) Country & Sector Concentration Index Stage 2 (Underperforming) Exposure / Total Loan Portfolio	Tolerance · Appetite
Management	Operational Losses vs. Internal Limits (Operational Risk) Cybersecurity Risk Score / Vulnerability Level/ Phishing (Cyber Risk) Strategic Projects Execution (On-time/On-budget – Stratex)	Tolerance · Appetite
Earnings	Return on Equity (ROE) Return on Assets (ROA) Cost-to-Income Ratio	Tolerance · Appetite
Liquidity	Liquidity Coverage Ratio (LCR) Core Liquidity / Productive Assets Top 20 Depositors Concentration	Tolerance · Appetite
Sensitivity to Market Risk	Economic Value of Equity (EVE / DV01 – ±100bps) Net Interest Income at Risk (NII – ±100bps)	Tolerance · Appetite

2030 Risk Map:
managing higher complexity with discipline (Inherent Risk Evolution)

Going forward, financial risks remain stable and non-financial risks increase with scalability

	Risk type	2030 Inherent Risk Evolution
Financial Risks	Credit risk Market Risk Liquidity Risk Sovereign/political Risk	Despite a larger balance sheet, **financial risk remains stable** due to short-tenor repricing agility, disciplined underwriting, greater diversification, improved funding, and **stronger risk capabilities built since 2022.**
Non-Financial Risks	Operational Risk /BCP Technology & Cyber Risk Compliance, AML Risk Fraud & Reputational Risk	Inherent **non-financial risk increases** as transactionality scales, digital channels expand, and new business verticals deepen third-party connectivity and operational / business complexity.

Scaling Safely:
Keeping Non-Financial Residual Risks Firmly Contained

Non-Financial Risks

Risk type	Key Mitigants Examples
Operational Risk /BCP	End-to-end automation Stronger BCM/BIA Third-party risk (TPRM) oversight
Technology & Cyber Risk	Secure-by-design controls Strong user authentication Real-time monitoring
Compliance, AML Risk	Enhanced KYC and governance Automated transaction monitoring Real-time screening controls
Fraud & Reputational Risk	Dedicated fraud unit Segregation of duties Real-time fraud monitoring

We will progressively embed AI agents across monitoring, early warning, anomaly detection, scenario analysis and decision support to increase frequency, granularity and response speed in the Risk function.

The expected increase in non-financial risks will be managed through a **gradual and orderly escalation process,** supported by **strengthened capabilities.**

Our structural risk discipline remains conservative as we scale toward 2030

1	An Agile Short-Term Loan Book Allows Rebalancing Through Cycles	2/3 matures within 12 months
2	High Quality, Geographically and Industry Diversified Assets	Strong Investment Grade maintained (BBB stable)
3	Robust Capitalization, Well Diversified Funding Base, Access to the Fed Discount Window through Bladex's New York Agency (NYA)	Tier 1 ratio (Bis III) > 15.5%
4	A Flexible Balance Sheet Positioned to take Advantage of Interest Rate Changes and Hedged against Currency Risk	Predominantly USD-based, no FX risk

Bladex

Connecting the Strategic Pillars to Sustainable ROE



Annette Van Hoorde
Chief Financial Officer

BLX
LISTED
NYSE

Bladex today is stronger, more profitable and resilient, providing a solid foundation for the 2030 plan

Balance sheet

Commercial Portfolio
$11.2Bn vs $6.5Bn in 2021 — **+71%**

Deposits
$6.6Bn vs $3.0Bn in 2021 — **2.2x**

Profitability

NIM
2.36% vs 1.32% in 2021 — **+104 bps**

Non-interest income
$68mm vs $17mm in 2021 — **3.9x**

Disciplined execution and diversification visible in margins, Fee Income and Efficiency

Resilience

NPLs
0.31% vs 0.14% in 2021 — **+17 bps**

Tier 1 capital
17.4% vs 19.1% in 2021 — **-173 bps**

Efficiency

Cost to Income Ratio
26.7% vs 38.3% in 2021 — **-11.6 pp**

16% - 17%

2030 ROE Target

	Disciplined growth $18-20Bn 2030	Lower cost of funds 20-30 bps 2030	Higher Non-Interest Income $120-130mm 2030
Transactional Services New			
Structured Trade Finance & WCS			
Letters of Credit			
Loan Structuring & Syndication			
Project Finance & Infrastructure			
Derivatives			
Local Funding			

Disciplined portfolio growth expands the earnings base while preserving risk discipline



Commercial Portfolio
US$ Billions
11.2
2.36%
NIM
2.5 – 3.5
2 - 2.5
1 – 1.5
0.75 - 1.25
0.5 - 1
18 - 20
~2.3%
NIM
2025
Ongoing Business
Letters of Credit
Project Finance and Infrastructure
Structured Trade Finance & WCS
Structuring & Syndication
2030

Non-Interest income to almost double by 2030, powered by client solutions across structuring, trade and derivatives



Total Non-Interest Income
millions
Avg % of revenue:
2021-2025: 15%
$68
$30 - $32
$10 - $12
$10 - $12
$4 - $6
$120 - $130
% of revenue:
20%
2025
Letters of Credit
Derivatives
Structuring & Distribution
Other Non-Interest Income
2030

A stronger funding franchise structurally lowers cost of funds and supports ROE expansion

Impact of cost of funds


10% – 20%
5% - 15%
↓20-30 bps
2025 Liability Margin
Transactional Services
Funding Diversification
2030 Liability Margin

Investing today to lock in scalable efficiency

- Most IT spending tied to specific ROIs: trade, treasury, data, and process automation
- Highly efficient spending versus peers


26.7%
11-12%
CAGR 26-30
10-11%
CAGR 26-30
25-27%
Efficiency Ratio 2025
Revenue
Costs
Efficiency Ratio 2030

Strong capital supports growth while maintaining attractive shareholder returns

Strong capital levels provide capacity to support growth

Capital Adequacy Ratio (Panama Regulatory):



Additional Tier 1 Capital
Other Common Capital Ratio[1]
Regulatory Minimum plus conservation buffer
15.6%
13.2%
13.6%
13.6%
15.5%
1.8%
13.7%
10.5%[2]
8.5%
2021
2022
2023
2024
2025

Tier 1 Capital Ratio (Basel III – IRB):



Additional Tier 1 (Basel III)
CET1 Capital Ratio (Basel III)
19.1%
15.3%
15.4%
15.5%
17.4%
2.1%
15.3%
2021
2022
2023
2024
2025

(1) Includes Ordinary Common Tier 1 Capital Ratio and Other Regulatory Adjustments
(2) Regulatory minimum capital ratio currently stands at 9.25% and is expected to increase to 10.5% by the second half of 2026.

Deliver higher and more durable returns.


ROE*
15.75%
~110bps
~90bps
~145bps
16% - 17%
ROE 2025
Net Interest Income
Non-Interest Income
Cost of Risk & Expenses
ROE 2030

(*) Adjusted ROE: net profit - AT1 distribution / average stockholders' equity excluding other equity instruments

Bladex targets a larger, more diversified and more profitable franchise by 2030

Guidance 2030

Commercial Portfolio Size	**18 - 20Bn**
NIM	**2.30 – 2.35%**
Efficiency Ratio	**25 - 27%**
ROE*	**16% - 17%**
Tier 1	**15% - 16%**

2030 Macro Assumptions

US$ Interest Rates

Normalized

Fed Funds Rate ~ 3.0%

Latam GDP

+2.60%

Latam Trade Flows

+5.66%

(*) Adjusted ROE: net profit - AT1 distribution / average stockholders' equity excluding other equity instruments

Closing Remarks

Bladex

Early delivery of the first phase while building scaling capacity

1

Strong structural advantages support mid-teens returns

2

Transactional services will increase margins and fees

3

Disciplined, gradual scaling is key to managing risks and service quality

4

Our low-risk, model remains unchanged as we scale

5

Our 2030 Vision

Bladex Investor Day
March 2026

BLX
LISTED
NYSE

Contact

IR@bladex.com

www.bladex.com/en/investors

Carlos Raad
Chief Investor Relations Officer
craad@bladex.com
Panama

Diego Cano
VP Investor Relations
dcano@bladex.com
Panama